Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL – 3500 GP Utrecht · The Netherlands
t +31 (0)30 298 88 13 · f +31 (0)30 298 88 16
corporate.communications@wessanen.com
www.wessanen.com

Fax message

Company Office of International Corporate Finance
Securities and Exchange Commission

cc

From Corporate Communications

Fax number + 1 202 7729207

Number of pages 2

Should you not have received legible copies of the indicated number of pages, please call

Date October 21, 2005 Reference

Subject

ID # 82-1306

Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL – 3500 GP Utrecht · The Netherlands
t +31 (0)30 298 88 13 · f +31 (0)30 298 88 16
corporate.communications@wessanen.com
www.wessanen.com

press information

Utrecht, the Netherlands, October 21, 2005

Wessanen subsidiary Tree of Life discontinues relationship with Californian customer

Please find attached the press release that was published by Wessanen subsidiary Tree of Life North America.

For more information, please contact Corporate Communications; phone: +31 (0)30 298 88 13; e-mail: corporate.communications@wessanen.com

PRESS RELEASE

FOR IMMEDIATE RELEASE:
October 20, 2005

CONTACT: Greg Leonard, Communications
904-940-2855

TREE OF LIFE, INC. ANNOUNCES CHANGE IN RALPHS DISTRIBUTION RELATIONSHIP

St. Augustine, Fla., October 20, 2005 – Brian Evers, President of the West Region of Tree of Life, Inc., announced today that Tree of Life and Ralphs Grocery Company plan to discontinue their relationship as the retailer's distributor of natural and specialty food products by the end of the year. Based on mutual agreements to ensure a smooth transition, the change is expected have minimal impact on Tree of Life's 2005 financials.

According to Evers, "For the past several months Tree of Life and Ralphs have held discussions about the possible terms of a future business relationship. Ultimately we were unable to reach terms that would have been accretive to our strategic goals. Until the end of the year, Tree of Life will continue to provide Ralphs with the support necessary to facilitate an orderly transition to another supplier."

While near term modifications will be required, Tree of Life has indicated that the change in the company's business relationship with Ralphs is expected to have little financial or strategic impact. "The scale of our Southern California operations without the Ralphs business is still on par with many of our other distribution centers throughout North America", said Evers. "We anticipate minimal impact from this announcement on our 2005 performance and no impact on achieving our long-term strategic goals. While we regret the outcome of our negotiations with Ralphs, Tree of Life remains fully committed to the long-term growth of its business in the California market."

Tree of Life, Inc. is the world's leading marketer and distributor of natural and specialty foods, serving customers throughout the United States and Canada. Tree of Life, Inc. is a wholly owned subsidiary of Royal Wessanen NV based in The Netherlands. The parent company, Wessanen has more than two centuries of experience in the food industry. For more in-depth information about Tree of Life, Inc. please visit our website at: www.treeoflife.com.

###